Exhibit 1

FOR IMMEDIATE RELEASE	25 April, 2014

| Quarterly Trading Update

■	Reported revenues up 1.5% at £2.570 billion in sterling, up 8.7% at $4.257 billion in dollars and up 4.5% at €3.104 billion in euros
■	Constant currency revenues up 9.6%, like-for-like revenues up 7.0%
■	Constant currency gross margin or net sales up 6.1%, like-for-like gross margin or net sales up 3.8%
■	Negative impact of exchange rates on reported revenues at -8.1% in first quarter fully reflecting sterling strength in final quarter of 2013
■	First quarter profits, revenue margin and gross margin or net sales margin above budget
■	Share buy-backs accelerated to £173 million or 1.0% of share capital in first quarter
■	Constant currency net debt at 31 March 2014 down £462 million on same date in 2013, with average net debt in first quarter of 2014 down by £602 million over same period in 2013
■	Recent new business activity and net new business wins surge as clients react to past and potential changes in the agency industry’s structure

Quarter 1 highlights

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Revenue growth of 1.5%, with like-for-like growth of 7.0%, 2.6% growth from acquisitions and -8.1% from currency, fully reflecting the continuing strength of sterling against many currencies, particularly in the faster growth markets, as in the final quarter of 2013. Quarter one of 2014 showed a similar pattern to the final quarter of 2013, with particularly strong like-for-like growth in North America and the United Kingdom and advertising and media investment management and sub-sector direct, digital and interactive

■	Gross margin or net sales growth of -1.8% in sterling (up 5.1% in dollars and up 1.1% in euros), with like-for-like growth of 3.8%, 2.3% growth from acquisitions and -7.9% from currency
■

Like-for-like revenue growth in all regions and business sectors, characterised by particularly strong growth geographically in North America, the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, although the latter region less so and functionally in advertising and media investment management and sub-sector direct, digital and interactive

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Like-for-like gross margin or net sales growth of 3.8%, with the gap compared to revenue growth widening, as mentioned in the 2013 Preliminary Announcement, as the scale of digital media purchases in the Group’s media investment management and data investment management sectors increased

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Constant currency average net debt in the first quarter decreased by £602m (20%) to £2.454 billion compared to the same period in 2013, continuing to reflect the improvement in working capital seen in the second half of 2013 and also the benefit of converting the £450 million Convertible Bond in mid-2013

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Net new business of $1.275 billion in the first quarter, compared to $1.504 billion in the first quarter last year. A recent surge of new business activity and net new business wins reflect significant reviews of client relationships in light of past and potential changes in the structure of the advertising and marketing services industry, although client finance and procurement functions continue to place heavy emphasis on pricing. Competitive responses, particularly by incumbents, are sometimes uneconomic and inadvisable

Current trading and outlook

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FY 2014 quarter 1 preliminary revised forecasts | Similar to budget, with like-for-like revenue up very strongly and gross margin or net sales growth up over 3%. Headline gross margin or net sales margin target of 0.3 margin points improvement on a constant currency basis

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Dual focus in 2014 | 1. Stronger than competitor revenue and gross margin or net sales growth due to leading position in faster growing geographic markets and digital, premier parent company creative position, new business, “horizontality” and strategically targeted acquisitions; 2. Continued emphasis on balancing gross margin or net sales growth with headcount increases and improvement in staff costs/gross margin or net sales ratio to enhance margins

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Long-term targets | Above industry revenue and gross margin or net sales growth due to geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and the application of new technology; improvement in staff costs/gross margin or net sales ratio of 0.2 per annum or more depending on gross margin or net sales growth; gross margin/net sales operating margin expansion of 0.3 margin points or more; and headline diluted EPS growth of 10% to 15% per annum from revenue growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

Review of quarter one

Revenues and gross margin or net sales

As shown in the table below, in the first quarter of 2014, reported revenues were up 1.5% at £2.570 billion. Revenues in constant currency were up 9.6%, reflecting the continuing strength of sterling, particularly against many currencies in the faster growth markets, as seen in the final quarter of 2013. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 7.0%. Reported gross margin or net sales was down 1.8%, but up 6.1% in constant currency and up 3.8% like-for-like. As outlined in the 2013 Preliminary Announcement, due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of data investment management, gross margin or net sales is the more meaningful and accurate reflection of top-line growth. As a result the tables and commentary below relate primarily to gross margin or net sales data.

The pattern of gross margin or net sales growth in 2014 has started similarly to the final quarter of 2013, with both constant currency and like-for-like growth showing continuing improvement across all geographies and sectors. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), were the strongest sectors, with data investment management slower than the final quarter of 2013 and public relations & public affairs up even more strongly than the final quarter of 2013, which was the strongest quarter last year for this sector. Our budgets for 2014 indicated like-for-like revenue growth well over 3% and gross margin or net sales growth of over 3% against last year. For the first three months actual performance was well ahead of those projections, due to the stronger than budgeted digital media purchases in media investment management, with gross margin or net sales growth also up strongly. A preliminary look at our quarter one revised forecasts for the full year, again, indicates revenue growth up strongly and gross margin or net sales growth up over 3%.

Regional review

The pattern of revenue and gross margin or net sales growth differed regionally. The tables below give details of revenue and gross margin or net sales and revenue and gross margin or net sales growth by region for the first quarter of 2014, as well as the proportion of Group revenues and gross margin or net sales by region;

Revenue analysis

£ million	2014	Δ reported	Δ constant[1]	Δ LFL[2]	% group	2013	% group
N. America	915	3.4%	11.2%	9.3%	35.6%	886	35.0%
United Kingdom	357	12.2%	12.2%	10.7%	13.9%	318	12.5%
W. Cont Europe	592	0.0%	4.2%	3.7%	23.0%	592	23.4%
AP, LA, AME, CEE[3]	706	-4.1%	10.8%	5.2%	27.5%	736	29.1%
Total Group	2,570	1.5%	9.6%	7.0%	100.0%	2,532	100.0%

Gross margin/net sales analysis

£ million	2014	Δ reported	Δ constant	Δ LFL	% group	2013	% group
N. America	827	-1.5%	6.0%	4.4%	36.2%	839	36.1%
United Kingdom	317	8.7%	8.7%	7.3%	13.9%	292	12.5%
W. Cont Europe	504	-2.3%	1.9%	1.7%	22.1%	516	22.2%
AP, LA, AME, CEE	635	-6.4%	8.2%	3.2%	27.8%	679	29.2%
Total Group	2,283	-1.8%	6.1%	3.8%	100.0%	2,326	100.0%

North America, with constant currency gross margin or net sales growth of 6.0% and like-for-like growth of 4.4%, was slower than the last quarter of 2013, which was the strongest quarter last year, with the custom and call centre parts of the Group’s data investment management businesses, branding & identity and certain parts of direct, digital and interactive most affected.

The United Kingdom’s rate of gross margin or net sales growth, which slowed in the final quarter of 2013, grew strongly in the first quarter of 2014, with constant currency growth of 8.7% and like-for-like growth 7.3%, the strongest region in the first quarter. The Group’s advertising and media investment management and direct, digital and interactive operations performed strongly, partly offset by pressure on branding & identity.

Western Continental Europe, as with the United Kingdom slowed slightly in the final quarter of 2013, but improved in the first quarter of 2014, with constant currency gross margin or net sales growth of 1.9% and with like-for-like growth 1.7%. There were some brighter spots, with Finland, Germany, Ireland, the Netherlands and Turkey growing strongly, but Austria, Belgium, Greece, Italy, Spain and Switzerland were not as strong.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, gross margin or net sales growth in the final quarter of 2013 improved over the third quarter and grew strongly in the first quarter of 2014, with constant currency growth of 8.2% and like-for-like growth of 3.2%. Latin America and the BRICs4 and Next 115, parts of Asia Pacific and the CIVETS6

[1]	Percentage change at constant currency exchange rates
[2]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[3]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[4]	Brazil, Russia, India and China, which accounted for over $530 million revenue, including associates, in the first quarter
[5]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran), which accounted for almost $190 million revenue, including associates, in the first quarter
[6]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa, which accounted for over $205 million revenue, including associates, in the first quarter and the MIST7 showed good growth. In Asia Pacific, all markets, except Greater China, Malaysia and Japan grew strongly, as the custom parts of the Group’s data investment management businesses and media investment management in Mainland China slowed. However, the Group’s direct, digital and interactive, public relations and public affairs and branding & identity businesses in Mainland China were up strongly.

Latin America showed the strongest gross margin or net sales like-for-like growth of all of our sub-regions in the first quarter, up 7.5%, with Africa up 5.4%. The Middle East, improved markedly in the first quarter compared with the final quarter of 2013, with like-for-like gross margin or net sales growth over 3%. In Central and Eastern Europe, like-for-like revenues were up 1.0%, with the Czech Republic and Romania up strongly, but Russia and Poland were more challenging. Growth in the BRICs, slowed in the first quarter as Greater China and Russia were below the Group average, but overall grew at 3.3% on a like-for-like basis, with Next 11 and CIVETS up almost 6% and well over 9% respectively, on the same basis.

In the first quarter of 2014, the seasonally smallest quarter for faster growth markets, 27.8% of the Group’s reported gross margin or net sales came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. This was 1.4 percentage points lower compared with the previous year, primarily due to weaker faster growth market currencies and against the Group’s strategic objective of 40-45% in the next five years.

Business sector review

The pattern of revenue and gross margin or net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and gross margin or net sales and revenue and gross margin or net sales growth by communications services sector, as well as the proportion of Group revenues and gross margin or net sales by those sectors;

Revenue analysis

£ million	2014	Δ reported	Δ constant[8]	Δ LFL[9]	% group	2013	% group
AMIM[10]	1,089	5.5%	14.7%	13.0%	42.4%	1,032	40.8%
Data Inv. Mgt.	566	-3.8%	3.6%	0.9%	22.0%	588	23.2%
PR & PA11	212	-4.1%	2.9%	1.9%	8.2%	221	8.7%
BI, HC & SC12	703	1.8%	9.1%	5.1%	27.4%	691	27.3%
Total Group	2,570	1.5%	9.6%	7.0%	100.0%	2,532	100.0%

Gross margin/net sales analysis

£ million	2014	Δ reported	Δ constant	Δ LFL	% group	2013	% group
AMIM	998	-1.6%	7.0%	5.7%	43.7%	1,015	43.6%
Data Inv. Mgt.	406	-4.5%	2.8%	0.6%	17.8%	425	18.3%
PR & PA	210	-4.1%	2.9%	1.9%	9.2%	219	9.4%
BI, HC & SC	669	0.3%	7.7%	3.7%	29.3%	667	28.7%
Total Group	2,283	-1.8%	6.1%	3.8%	100.0%	2,326	100.0%

In the first quarter of 2014, over 35% of the Group’s revenues came from direct, digital and interactive, up 1.6 percentage points from the previous year. Digital revenues across the Group were up 12% like-for-like.

[7]	Mexico, Indonesia, South Korea and Turkey, which accounted for over $143 million revenue, including associates, in the first quarter
[8]	Percentage change at constant currency exchange rates
[9]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[10]	Advertising, Media Investment Management
[11]	Public Relations & Public Affairs
[12]	Branding and Identity, Healthcare and Specialist Communications

Advertising and Media Investment Management

In constant currencies, advertising and media investment management gross margin or net sales grew by 7.0% with like-for-like growth of 5.7%, the strongest performing sector. Of the Group’s advertising networks, JWT, Y&R and Grey in particular, had a strong start to the year, especially in the United States, with Ogilvy & Mather also performing well. Growth in the Group’s media investment management businesses was consistently strong throughout 2013 and this has continued into the first quarter of 2014, with constant currency gross margin or net sales up almost 10% for the first quarter and like-for-like growth up over 10%.

The Group gained a total of £797 million ($1.275 billion) in net new business wins (including all losses) in the first quarter, compared to £940 million ($1.504 billion) in the same period last year. Of this, JWT, Ogilvy & Mather, Y&R, Grey and United generated net new business billings of £224 million ($359 million). Also, of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £366 million ($586 million).

April has proven to be a particularly strong month, so far, with trade press reported net new business billings of over £0.9 billion ($1.5 billion).

Data Investment Management

On a constant currency basis, data investment management gross margin or net sales grew 2.8%, with like-for-like gross margin or net sales up 0.6%, a slower rate of growth than the final quarter of 2013, as the custom parts of the business in both the United States and Canada, together with the call centre operations in the United States slowed. All regions except North America and Asia Pacific grew in the first quarter, with particularly strong growth in the United Kingdom, Latin America and Africa.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs gross margin or net sales was up 2.9% and up 1.9% like-for-like, continuing the improvement seen in the final quarter of 2013, but with even stronger overall growth. All regions, except Latin America and the Middle East, grew in the first quarter, with particularly strong growth in the United Kingdom, Asia Pacific and Africa.

Branding and Identity, Healthcare and Specialist Communications

In constant currencies, the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) gross margin or net sales growth was up strongly at 7.7%, with like-for-like growth of 3.7%. All of the Group’s businesses in this sector, except branding & identity, grew in the first quarter, with particularly strong growth in the Group’s direct, digital and interactive businesses.

Operating profitability

In the first quarter, on a constant currency basis, revenues, gross margin or net sales, profits and operating margins were ahead of budget and last year, in line with a full year gross margin or net sales margin targeted improvement of 0.3 margin points. This was despite incentive and severance costs being up slightly in the first quarter of 2014.

We are in the process of reviewing our quarter one preliminary revised forecasts, but early indications are that full year like-for-like revenue growth will be up strongly and gross margin or net sales growth up over 3%, consistent with the first quarter.

The number of people in the Group, on a proforma basis excluding associates, was up 1.1% or 1,350 at 31 March 2014 to 121,055, as compared to 31 March 2013, against an increase in revenues on the same basis of 7.0% and gross margin or net sales of 3.8%. Similarly, the average number of people in the Group in the first quarter of this year was up 1.4% to 119,994 compared to 118,366 for the same period last year. Since the beginning of this year, on a like-for-like basis, the number of people in the Group has decreased very slightly by 0.1% or 73 at 31 March 2014 to 121,055, which was almost 1% lower than budget, reflecting continued caution by the Group’s operating companies in hiring and the normal seasonality of a relatively smaller first quarter in comparison to the fourth quarter. As noted above, the preliminary quarter one revised forecast indicates a similar improvement in revenues and gross margin or net sales, whilst forecast headcount at the end of the year remains well balanced.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions, share repurchases and dividends. In the twelve months to 31 March 2014, the Group’s free cash flow was almost £1.5 billion ($2.4 billion). Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends was £1.2 billion ($2.0 billion).

During the quarter, share buy-backs were accelerated, with 14.0 million shares, or 1.0% of the issued share capital being purchased at an average price of £12.38, with 10.6 million shares being held as Treasury stock and 3.4 million shares held by the ESOP Trusts.

Average net debt in the first quarter of 2014 was £2.454 billion, compared to £3.056 billion in 2013, at 2014 exchange rates. This represents a decrease of £602 million, continuing to reflect the improvements in working capital in the second half of 2013 and also the benefit of converting the £450 million Convertible Bond in mid-2013. Net debt at 31 March 2014 was £2.837 billion, compared to £3.299 billion in 2013 (at 2014 exchange rates), a decrease of £462 million, again reflecting an improvement in working capital and the redemption of the £450 million Convertible Bond and lower acquisition spending in 2013. The current quarterly average net debt figure of £2.5 billion compares with a market capitalisation of approximately £17.0 billion, giving an enterprise value of £19.5 billion.

As outlined in the June 2013 AGM statement, the Board gave consideration to the merits of increasing the dividend pay-out ratio from the then current level of approximately 40% to between 45% and 50%. Following that review, the Board decided to target a further increase in the pay-out ratio to 45% over the next two years and, as a result, declared an increase of 20% in the 2013 final dividend to 23.65p per share, which together with the interim dividend of 10.56p per share, made a total of 34.21p per share for 2013, an overall increase of 20%. This represented a dividend pay-out ratio of 42%, compared to a pay-out ratio of 39% in 2012. Your board is considering reaching the targeted dividend pay-out ratio of 45% in 2014.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 20 transactions in the first quarter; 13 acquisitions and investments were in new markets and 16 in quantitative and digital (of which 14 were also in new media and 2 in data investment management including data analytics and the application of technology), with 9 of these in new markets and quantitative and digital.

Specifically, in the first quarter of 2014, acquisitions and increased equity stakes have been completed in advertising and media investment management in France, the Netherlands, Poland, Russia, the Middle East, South Africa, China, India and Vietnam; in data investment management in the Kingdom of Saudi Arabia and the United Arab Emirates; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom and China.

Outlook

Macroeconomic and industry context

Following the Group’s record year in 2013, 2014 has started stronger and similar to the final quarter of 2013, with all geographies and sectors growing revenues and gross margin or net sales on both a constant currency and like-for-like basis. Like-for-like gross margin or net sales was up 3.8% compared with 1.9% in the same quarter last year and 4.3% in the fourth quarter of last year, which together with quarter three were the strongest quarters of last year. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenues – positive or negative. On a constant currency basis, operating profit is above budget and well ahead of last year and the increase in the gross margin or net sales margin is in line with the Group’s full year target of a 0.3 margin point improvement.

Concerns remain globally over the four “grey swans” (known unknowns), with perhaps even six now in the case of the United Kingdom. They include the fragility of Eurozone, although probably less so than last year, the prospects for the Middle East, although probably again, better now than a year ago, a Chinese or BRICs hard or soft landing, with most, if not all suffering a slowdown in 2013, and which continued into 2014 and, probably still most importantly, dealing with the US deficit and a record $16 trillion of debt in the most effective way. In addition, although more parochially, the political decisions in the United Kingdom on Scottish devolution and Britain’s membership of the European Union, add further uncertainty to the United Kingdom economy. Very recently, all these concerns have been heightened by the emergence of two “black swans” (unknown unknowns). First, during the World Economic Forum last January, the acceleration of Sino/Japanese tensions over the Diaoyu/Senkaku Islands and, secondly, the crisis in the Ukraine. All in all, whilst clients may be more confident than they were in September 2008, they broadly remain unwilling to take further risks. They remain focussed on a strategy of adding capacity and brand building in both fast growth geographic and functional markets, like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. In addition, understandably, but perhaps inadvisedly, they also remain focussed, in a sub-trend pre-Lehman growth environment, on achieving their profitability objectives by cutting costs, rather than by growing the top-line.

The pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence, enhanced by slightly stronger global GDP growth forecasts and the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil (which will re-position perceptions of Brazil and Latin America, just like the Beijing Olympics did for China, the World Cup did for South Africa and London 2012 did for the United Kingdom) and the mid-term Congressional Elections in the United States. Forecasts of worldwide real GDP growth still hover around 3.6%, with inflation of 2.1% giving nominal GDP growth of around 5.7% for 2014, a half a percent or so increase on 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP, buoyed by incremental branding investments in the under-branded faster growing markets. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share.

All in all, 2014 looks likely to be another demanding year, as a strong United Kingdom pound and weak faster growth market currencies continue to take their toll on our reported results, but if budgets and quarter one preliminary revised forecasts are met, 2014 will be another strong year.

Financial guidance

The budgets for 2014 have been prepared on a cautious basis as usual (hopefully), but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of Western Continental Europe. Our quarter one preliminary revised forecasts are in line with budget at the gross margin or net sales level and show the following;

■	Like-for-like revenue up strongly and gross margin or net sales growth of over 3%

■	Target gross margin or net sales margin improvement of 0.3 margin points excluding the impact of currency

In 2014, our prime focus will remain on growing revenues and gross margin or net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and “horizontality”. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing cost flexibility, in order to adapt our cost structure in case of significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7.5% of revenues and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We may, in addition, decide that a significant proportion of operating company incentive pools are funded and allocated on the basis of Group-wide performance over the coming years. “Horizontality” has been accelerated through the appointment of 41 global client leaders for our major clients, accounting for over one third of total revenues in 2013 of $17 billion and 16 country and sub-regional managers already covering more than 50 of 110 countries in a growing number of test markets and sub-regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, sport, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the pharmaceutical and shopper marketing industries and the resulting “team” pitches and a number of others, which combined creative and media assignments.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and gross margin or net sales growth greater than the industry average

■

Improvement in gross margin or net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on gross margin or net sales growth and staff cost to gross margin or net sales ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% per annum delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235
Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.